EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Avangrid, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333‑212606 and No. 333-208571) on Form S-8 of Avangrid, Inc. of our reports dated March 1, 2019, with respect to the consolidated balance sheets of Avangrid, Inc. as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (and financial statement schedule I) (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10‑K of Avangrid, Inc.
/s/ KPMG LLP
New York, New York
March 1, 2019